February 2, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2011
Filed May 2, 2011
Form 10-Q for the quarterly period ended October 28, 2011
Filed December 12, 2011
File No. 001-11750

Dear Mr. Humphrey,

This letter is in response to your letter dated January 31, 2012 containing comments of the staff of the Division of Corporation Finance relating to the referenced filings of Aerosonic Corporation.

Pursuant to my telephone call on February 1, 2012 with Ms. Kristin Shifflett of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Ms. Shifflett, the Company anticipates responding to the comments contained in the January 31 letter on or before March 5, 2012.

If you have any questions, please call me at (727) 461-3000.

Sincerely,

/s/ Kevin J. Purcell
Kevin J. Purcell
Executive Vice President and
Chief Financial Officer

cc:	Douglas J. Hillman
Thomas E. Whytas